THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 17, 2010

Ms. Karen Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163

Dear Ms. Garnett:

In response to your letter of comments dated July 21, 2010, please be advised as follows:

Risk Factors

1.	Risk factor no. 5 has been deleted. Mr. Xing is a Chartered Accountant. The same has been disclosed.

Management

2.	Mr. Xing’s biographical information has been revised to disclose his affiliation with CN Resources. All employment and directorships have been disclosed.

Principal and Selling Shareholders

3.	The footnotes have been corrected.

Financial Statements

4.
 The shares were issued when the subscriptions were received and accepted.  The financial statements reflect the foregoing.  Please distinguish shares from certificates. The business reason that the certificates were not issued when they were paid for was because there was no legal requirement under Ontario law that a paper certificate be issued when receiving money for the shares.  See the Company’s previous response to comment no. 8 wherein we stated, “A share certificate in a corporation is not the share itself.  See Vol. 11, Section 5092 of Fletcher Cyclopedia Corporations.  A certificate is not necessary for share ownership. A subscriber becomes a shareholder as soon as his

Ms. Karen Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
September 17, 2010
Page 2

subscription is accepted by the corporation.  See Section 5094.”  Accordingly, it is irrelevant when the certificate is in fact printed and delivered to the shareholder.  The language in Note 3 has been revised to clarify the fact that the shares were issued when the funds were received by the Company.

5.
 During the period from inception to December 31, 2009, the President took the initiative to organize, source, secure funding for the Company, provide consulting and management services to the Company and provide necessary office space for the Company. The Company booked related party transactions of professional fees of $60,000 and general and administrative fees of $40,000 for the period. These related party transaction fees were settled by the Company agreeing to issue to the President and parties related to the President 10,000,000 common shares at $0.01 per common share.   The transaction was not arms length.  Thereafter, the president determined he could sell stock at $0.20 per share and $0.29 per share.  Investors were willing to pay those amounts.  As such, the shares were sold at those prices.  Those prices bear no relationship to earnings, asset value, market price or any measure of value.  They were merely what the shareholders were willing to pay at that time.  Based upon all the facts and circumstances, the value of the shares issued to Mr. Xing were reasonable at the time they were issued.  The Company had no assets, had incurred liabilities, had no revenues or operations.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Ontario Solar Energy Corporation